NEWS RELEASE

New York - AG	August 1, 2024
Toronto - AG
Frankfurt - FMV

First Majestic Announces Financial Results for Q2 2024,
Increased Silver Inventory and Quarterly Dividend Payment

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company's unaudited condensed interim consolidated financial results for the second quarter ended June 30, 2024. The full version of the financial statements and the accompanying management's discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER HIGHLIGHTS
•Production of 5.3 million silver equivalent ("AgEq") ounces, consisting of 2,104,181 silver ("Ag") ounces and 39,339 gold ("Au") ounces, a 7% and 9% increase, respectively, when compared to Q1 2024. Management anticipates further improvements in the second half ("H2") of the year due to planned higher ore grades and throughput rates.
•Quarterly revenues of $136.2 million, compared to $146.7 million in Q2 2023. The 7% decrease in revenue was driven by a 15% decrease in the total number of payable AgEq ounces sold due to higher silver inventory levels held at quarter end, lower production levels at San Dimas and La Encantada, and the temporary suspension of mining activities at Jerritt Canyon in March 2023, partially offset by increased production at Santa Elena and an increase in the average realized silver price.
•The Company held 712,539 silver ounces in finished goods inventory as of June 30, 2024, inclusive of coins and bullion. The fair value of this inventory, which is not included in Q2 revenues, as of June 30, 2024 was $20.9 million.
•Improved mine operating earnings of $15.5 million compared to $1.1 million in Q2 2023. The year over year increase in mine operating earnings was primarily attributed to an increase in operating earnings from Santa Elena and a decrease in operating losses from Jerritt Canyon, partially offset by higher operating costs at San Dimas and La Encantada.
•Operating cash flows before movements in working capital and taxes amounted to $23.8 million.
•Consolidated cash costs of $15.29 per AgEq ounce and all-in sustaining costs ("AISC") of $21.64 per AgEq ounce represented an improvement of 2% and a slight increase of 1%, respectively, compared to Q2 2023. Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, and lowering production costs and other expenses while also increasing production.

•At the end of the quarter, the Company had a cash and restricted cash balance of $269.7 million consisting of $152.2 million cash and cash equivalents and $117.5 million of restricted cash. Subsequent to the end of the quarter, there was a transfer of $11.0 million from restricted cash to unrestricted cash (see Note 19 in the financial statements for further details).
•Declared a cash dividend of $0.0046 per common share for the second quarter of 2024 for shareholders of record as of the close of business on August 16, 2024, to be paid out on or about August 30, 2024.
•During the quarter, ramp-up activities continued at First Mint, with new coin presses and laser-engraving equipment received at the facility. Subsequent to the quarter, installation of the equipment has commenced, and the Company expects to launch several new products including coins in the second half of 2024. These added capabilities will increase minting throughput by over 50% and provide new sales channels with an expected increase in retail sales.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2024-Q2	2024-Q1	Change Q2 vs Q1	2023-Q2	Change Q2 vs Q2
Operational
Ore Processed / Tonnes Milled	674,570	588,651	15%	733,170	(8%)
Silver Ounces Produced	2,104,181	1,975,176	7%	2,633,411	(20%)
Gold Ounces Produced	39,339	35,936	9%	45,022	(13%)
Silver Equivalent Ounces Produced	5,289,439	5,162,283	2%	6,320,971	(16%)
Cash Costs per Silver Equivalent Ounce(1)	$15.29	$15.00	2%	$15.58	(2%)
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.64	$21.53	1%	$21.52	1%
Total Production Cost per Tonne(1)	$113.16	$128.23	(12%)	$128.21	(12%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$27.81	$23.72	17%	$24.95	11%

Financial (in $millions)
Revenues	$136.2	$106.0	28%	$146.7	(7%)
Mine Operating Earnings (Loss)	$15.5	($0.3)	NM	$1.1	NM
Net Loss	($48.3)	($13.6)	NM	($17.5)	175%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$23.8	$12.6	88%	$26.9	(12%)
Capital Expenditures	$28.3	$28.2	0%	$30.6	(8%)
Cash and Cash Equivalents	$152.2	$102.1	49%	$160.2	(5%)
Restricted Cash	$117.5	$127.2	(8%)	$146.1	(20%)
Working Capital(1)	$229.9	$159.6	44%	$237.2	(3%)
Free Cash Flow(1)	$6.4	$0.9	NM	$7.4	(13%)

Shareholders
Loss per Share ("EPS") - Basic	($0.17)	($0.05)	NM	($0.06)	(183%)
Adjusted EPS(1)	($0.07)	($0.06)	(17%)	($0.02)	NM
(1) The Company reports non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, all-in sustaining cost per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” below for further details of these measures.

SECOND QUARTER FINANCIAL RESULTS

Revenues generated during the quarter totaled $136.2 million compared to $146.7 million in the second quarter of 2023. The decrease in revenue was primarily attributable to a 15% decrease in the total number of payable AgEq ounces sold due to higher inventory levels held at quarter end, lower production levels at San Dimas and La Encantada, and the temporary suspension of mining activities at Jerritt Canyon in March 2023, partially offset by increased production at Santa Elena and an increase in the average realized silver price.

The Company realized an average selling price of $27.81 per AgEq ounce during the second quarter, representing an 11% increase compared to the second quarter of 2023 and a 17% increase compared to the prior quarter.

Operating cash flows before movements in working capital and taxes in the quarter was $23.8 million compared to $26.9 million in the second quarter of 2023.

The Company reported mine operating earnings of $15.5 million during the quarter compared to $1.1 million in the second quarter of 2023. The improvement in mine operating earnings was primarily attributed to a decrease in operating loss of $46.7 million at Jerritt Canyon compared to the first quarter of 2023 following management's decision to temporarily suspend mining activities at Jerritt Canyon in March 2023.

Net loss for the quarter amounted to $48.3 million (EPS of $(0.17)) compared to $17.5 million (EPS of $(0.06)) in the second quarter of 2023. Adjusted net loss, normalized for non-cash or non-recurring items such as share-based payments, deferred tax expense, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory for the quarter was $20.4 million (adjusted EPS of $(0.07)) compared to $5.5 million (adjusted EPS of $(0.02)) in the second quarter of 2023, mainly driven by a non-cash foreign exchange loss of $11.1 million in the quarter.

As at June 30, 2024, the Company had a cash and restricted cash balance of $269.7 million consisting of $152.2 million of cash and cash equivalents and $117.5 million of restricted cash. Subsequent to the end of the quarter, there was a transfer of $11.0 million from restricted cash to unrestricted cash (see Note 19 in the financial statements for further details).

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost performance at each of the Company's three producing mines during the quarter.

Second Quarter Production Summary	Santa Elena	San Dimas	La Encantada	Jerritt Canyon(1)	Consolidated
Ore Processed / Tonnes Milled	256,427	183,188	234,955	—	674,570
Silver Ounces Produced	376,947	1,141,906	585,329	—	2,104,181
Gold Ounces Produced	27,176	12,043	46	74	39,339
Silver Equivalent Ounces Produced	2,580,497	2,114,072	589,060	5,811	5,289,439
Cash Costs per Silver Equivalent Ounce(2)	$12.25	$16.66	$23.69	$15.71	$15.29
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$15.07	$21.78	$27.87	$15.71	$21.64
Cash Cost per Gold Ounce(2)	N/A	N/A	N/A	$1,186	N/A
All-In Sustaining Costs per Gold Ounce(2)	N/A	N/A	N/A	$1,186	N/A
Total Production Cost per Tonne(2)	$107.47	$193.02	$57.11	$—	$113.16
(1) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q2 2024 resulted in the production of 74 gold ounces.
(2) See “Non-GAAP Financial Measures”, below for further details regarding these measures.

Total production in the second quarter was 5.3 million AgEq ounces consisting of 2.1 million Ag ounces and 39,339 Au ounces, a 7% and 9% increase, respectively, when compared to Q1 2024.

Cash costs for the quarter were $15.29 per AgEq ounce, an improvement of 2% compared to $15.58 per AgEq ounce in the same period last year and $15.00 per AgEq ounce in the previous quarter. The increase in cash costs per ounce was primarily attributable to a 2% decrease in AgEq production mainly at San Dimas. Production at San Dimas was impacted as the mine sequencing transitioned from the Jessica and Victoria veins into the Roberta, Robertita and Elias vein systems which are slightly narrower in nature. In addition, ore flow and processing rates were impacted by union worker slowdowns while negotiations with the National Union continued throughout the second quarter and remain ongoing. Management anticipates improved production and efficiencies in the second half of 2024 once an agreement with the National Union is reached, which is reflected in the Company's updated 2024 guidance plan.

AISC in the second quarter was $21.64 per AgEq ounce compared to $21.52 in the same period last year and $21.53 per AgEq ounce in the previous quarter. The 1% increase in AISC was primarily attributable to higher cash costs.

Capital expenditures in the second quarter totaled $28.3 million, consisting of $13.5 million for underground development, $9.4 million in exploration, and $5.4 million in property, plant and equipment.

Q2 2024 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0046 per common share for the second quarter of 2024. The dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on August 16, 2024, and will be paid out on or about August 30, 2024.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the number of the Company’s common shares outstanding on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
"signed"
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward‐looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward‐looking statements in this news release include, but are not limited to, statements with respect to: improvements in production and efficiencies anticipated in H2 2024 due to planned higher ore grades and throughput rates in H2; and timing for the payment of the Company’s cash dividend for the second quarter of 2024. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward‐looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward‐looking statements. Forward‐looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward‐looking statements, including but not limited to: the duration and effects of the COVID‐19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; availability of sufficient water for operating purposes; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business ‐ Risk Factors” in the Company’s most recently filed AIF, available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and as an exhibit to the Company's most recently filed Form 40‐F available on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.